Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: March 22, 2022

Announcement of Subsidiary’s Release

TOKYO, March 22, 2022 – Coincheck, Inc., a subsidiary of Monex Group, Inc., issued the following press release today.

Attachment: Summary of Coincheck, Inc. press release

Coincheck to Become a Subsidiary of a NASDAQ-listed Company through Merger with Thunder Bridge Capital Partners IV

~ Positioned for further growth through global expansion, enabled by becoming a subsidiary of a new international holding company ~

[Press Release]

March 22, 2022

Coincheck, Inc.

Coincheck to Become a Subsidiary of a NASDAQ-listed Company
through Merger with Thunder Bridge Capital Partners IV

Positioned for further growth through global expansion, enabled by becoming a subsidiary of a new international holding company

Coincheck, Inc. (“Coincheck”) is pleased to announce that Coincheck Group B.V. (“CCG”), a wholly owned subsidiary of Monex Group, Inc. (“Monex Group”), and Thunder Bridge Capital Partners IV, Inc. (“Thunder Bridge IV”), a NASDAQ-listed special purpose acquisition company (“SPAC”), have signed a business combination agreement today through which CCG will become a publicly-traded company on NASDAQ (the “Transaction”). With an internal group reorganization, Coincheck will become a wholly owned subsidiary of the CCG holding company, which will list on NASDAQ within 2022 (scheduled) under the ticker symbol CNCK. CCG will continue to be a majority-owned subsidiary of Monex Group, and the role of CCG and Coincheck in the growth strategy of Monex Group is not expected to change.

For further details, please refer to the Monex Group press release on March 22, 2022, “Coincheck Group B.V. to become public on the Nasdaq through a De-SPAC with Thunder Bridge Capital Partners IV, Inc.”

Coincheck was established in 2012 and launched its crypto asset exchange business in 2014. From the start, Coincheck’s crypto asset trading service “Coincheck” was widely embraced, particularly by the younger generations, for its easy-to-use interface that made trading accessible even for beginners. The service grew rapidly with the expansion of the overall crypto market and increasing interest in crypto in Japan. In April 2018, Coincheck was acquired by Monex Group, and following significant investments in governance, internal controls, and security, it registered as a crypto asset exchange service provider in Japan. Since then, Coincheck has greatly expanded its cryptocurrency offerings, including launching Coincheck NFT (ß version) and Coincheck IEO.

The business areas Coincheck is advancing are rapidly growing and becoming widely accepted in society. Over the past several years, NFTs (Non-Fungible Tokens), stable coins, central bank digital currencies, security tokens and other blockchain digital assets have been introduced, and new application services, such as DeFi (Decentralized Finance) and GameFi (Game Finance), have emerged. Amidst this environment, the Transaction will allow Coincheck to further reinforce its leadership position in Japan by acquiring new customers, expanding product offerings, and continuing to invest in security and infrastructure. In addition, CCG will expand its business globally, develop new businesses in Japan and overseas, and accelerate investments into new technologies that will enable it to serve as a gateway to the digital asset economy.

Coincheck will continue its mission to facilitate the exchange of new values with innovative services unbound by the traditional financial services system.

Overview of Coincheck Group B.V. (CCG)

Name	Coincheck Group B.V.
Headquarters	Amsterdam, Netherlands
Representative	Managing Director, Akira Inoue
Business	Holding company
Accounting period	March 31
Major shareholders and holding ratio	Monex Group, Inc. 100% (prior to the business combination)

Overview of Thunder Bridge Capital Partners IV, Inc.

Name	Thunder Bridge Capital Partners IV, Inc.
Headquarters	Great Falls, Virginia 22066
Representative	Gary Simanson, CEO
Business	A blank check company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.
Capital	US$656 (as of September 30, 2021)
Established	January 7, 2021
Number of shares of common stock issued	24,300,840 (as of September 30, 2021) *Only Class A
Accounting period	December 31
Major shareholders and holding ratio	TBCP IV, LLC 21.7% Note: Gary Simanson additionally serves as the Managing Member of TBCP IV

ADDITIONAL INFORMATION AND WHERE TO FIND IT

For additional information on the proposed transaction, see Thunder Bridge Capital Partners IV, Inc.’s Current Report on Form 8-K, which will be filed concurrently with this press release. In connection with the proposed transaction, the parties intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form F-4 to be filed by Coincheck Group, B.V. with the SEC, which will include a proxy statement/prospectus of Thunder Bridge IV, and will file other documents regarding the proposed transaction with the SEC. Thunder Bridge IV’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about CCG, Coincheck, Thunder Bridge IV and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, Thunder Bridge IV will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of Thunder Bridge IV are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Thunder Bridge IV with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in the Solicitation

Thunder Bridge IV and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge IV will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Thunder Bridge IV’s directors and executive officers and their ownership of Thunder Bridge IV common stock is set forth in Thunder Bridge IV prospectus, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

CCG, Coincheck and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Thunder Bridge IV in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Coincheck’s industry and market sizes, future opportunities for CCG, Coincheck and Thunder Bridge IV, Coincheck’s estimated future results and the proposed business combination between Thunder Bridge IV and Coincheck, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Thunder Bridge IV’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge IV’s shareholders, the failure to achieve the minimum amount of cash available following any redemptions by Thunder Bridge IV shareholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the cryptocurrency and digital assets markets in which Coincheck competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that Coincheck may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; risk that Coincheck may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Thunder Bridge IV’s final prospectus, dated June 29, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge IV’s other filings with the SEC. Thunder Bridge IV and Coincheck caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Thunder Bridge IV and Coincheck or the date of such information in the case of information from persons other than Thunder Bridge IV or Coincheck, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Coincheck’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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